Filed Pursuant to Rule 433

Registration No. 333-284906

February 20, 2025

KRAFT HEINZ FOODS COMPANY

Pricing Term Sheet

€600,000,000 3.250% Senior Notes due 2033

The information in this pricing term sheet supplements Kraft Heinz Foods Company’s preliminary prospectus supplement, dated February 20, 2025 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information therein. In all other respects, this term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. You should rely on the information contained or incorporated by reference in the Preliminary Prospectus Supplement, as supplemented by this pricing term sheet, in making an investment decision with respect to the Notes. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement.

Issuer:	Kraft Heinz Foods Company

Guarantor:	The Kraft Heinz Company

Ratings*:	Baa2 / BBB / BBB (Moody’s / S&P / Fitch)

Distribution:	SEC Registered

Principal Amount:	€600,000,000

Trade Date:	February 20, 2025

Settlement Date:	February 25, 2025; T+3**

Maturity Date:	March 15, 2033

Coupon:	3.250%

Yield to Maturity:	3.399%

Spread to Benchmark (DBR):	96.800 basis points

Benchmark (DBR):	2.300% DBR due February 15, 2033

Benchmark Price / Yield:	99.06% / 2.431%

8-YR Mid-Swaps Yield:	2.428%

9-YR Mid-Swaps Yield:	2.452%

Interpolated Mid-Swaps Yield:	2.429%

Spread to Mid-Swaps:	MS + 97 basis points

Interest Payment Date:	March 15 annually

First Interest Payment Date:	March 15, 2025

Day Count Convention:	Actual/Actual (ICMA)

Price to Public:	98.968% of principal amount

Optional Redemption:

At any time prior to December 15, 2032 (the date that is three months prior to the maturity of the Notes) (the “par call date”), the Notes will be redeemable in whole at any time or in part from time to time, at the Issuer’s option, at a redemption price equal to the greater of:

•  100% of the principal amount of the Notes to be redeemed; and

•  the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed that would be due if such Notes matured on the par call date (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on an annual basis (ACTUAL/ACTUAL (ICMA)) at the Comparable Government Bond Rate plus 15 basis points, plus, in either case, accrued and unpaid interest, if any, on the principal amount being redeemed to, but excluding, the date of redemption.

In addition, on or after the par call date, the Notes will be redeemable in whole at any time or in part from time to time, at the Issuer’s option, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, on the principal amount being redeemed to, but excluding, the date of redemption.

The Issuer may redeem all but not part of the Notes if, at any time, as a result of certain United States tax law changes, the Issuer would be required to pay additional amounts on the Notes (as described below), at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, together with accrued and unpaid interest on thereon to, but excluding, the date fixed for redemption, and any such additional amounts owed with respect thereto.

Notice of any such optional redemption described above will be delivered to each holder of the Notes to be redeemed at least 10, but not more than 60, days prior to the applicable redemption date.

Additional Amounts:	If any taxes imposed by the United States are required to be withheld or deducted in respect of any payment made under or with respect to the Notes or the guarantee thereof, the Issuer (or the Guarantor, if applicable) will, subject to certain exceptions and limitations, pay additional amounts as is necessary in order that the net amounts received in respect of such payments by each beneficial owner who is not a “United States person” after such withholding or deduction (including any withholding or deduction in respect of such additional amounts) will equal the amounts which would have been received in respect of such payments on the Notes or guarantee thereof in the absence of such withholding or deduction.

Change of Control:	Upon a change of control and relating ratings event, the Issuer will be required to offer to repurchase the Notes at a purchase price equal to 101% of the aggregate principal amount of the Notes to be repurchased, together with accrued and unpaid interest thereon, if any, to, but excluding, the date fixed for such repurchase, except to the extent the Issuer has exercised any of its optional redemption rights as described above.

Listing:	We intend to apply to list the Notes on The Nasdaq Bond Exchange.

CUSIP:	50077L BP0

ISIN:	XS3008526298

Common Code:	300852629

Minimum Denomination:	€100,000 and integral multiples of €1,000 in excess thereof

Joint Book-Running Managers:

Citigroup Global Markets Limited

Deutsche Bank AG, London Branch

Goldman Sachs & Co. LLC

J.P. Morgan Securities plc

Barclays Bank PLC

Merrill Lynch International

RBC Europe Limited

Wells Fargo Securities International Limited

Co-Managers:

Banco Santander, S.A.

BNP PARIBAS

Crédit Agricole Corporate and Investment Bank

Mizuho International plc

MUFG Securities EMEA PLC

SMBC Bank International plc

The Toronto-Dominion Bank

UBS AG London Branch

U.S. Bancorp Investments, Inc.

Banco Bilbao Vizcaya Argentaria, S.A.

Commerzbank Aktiengesellschaft

Coöperatieve Rabobank U.A.

ING Bank N.V., Belgian Branch

Intesa Sanpaolo IMI Securities Corp.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

Note: We expect to deliver the Notes against payment for the Notes on or about February 25, 2025, which is the third business day following the date of the pricing of the Notes. Since trades in the secondary market generally settle in one New York business day, purchasers who wish to trade Notes more than one business day prior to the date of delivery of the Notes will be required to specify alternative settlement arrangements to prevent a failed settlement. Purchasers of the Notes who wish to make such trades should consult their own advisors.

*****

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Citigroup Global Markets Limited toll free at +1-800-831-9146, Deutsche Bank AG, London Branch toll free at +1-800-503-4611, Goldman Sachs & Co. LLC toll free at +1-866-471-2526, J.P. Morgan Securities plc (for non-U.S. investors) at +44-20 7134-2468 or J.P. Morgan Securities LLC (for U.S. investors) at +1-212-834-4533.

Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties and professional clients only, each as defined in Directive (EU) 2014/65 (as amended, “MiFID II”); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook (“COBS”), and professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of domestic law of the United Kingdom (the “UK”) by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”) (“UK MiFIR”); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (the “EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; or (ii) a customer within the meaning of Directive (EU) 2016/97 (the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and, therefore, offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the UK. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the EUWA; or (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000, as amended (“FSMA”), and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of UK MiFIR. Consequently, no key information document required by the PRIIPs Regulation as it forms part of domestic law of the UK by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the UK has been prepared and, therefore, offering or selling the Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another e-mail system.